Exhibit B

AGREEMENT AND PLAN OF AMALGAMATION

dated as of

October 16, 2003

between

     FLAG Telecom Group Limited

and

Reliance Gateway Net Private Limited

ii

Section 9.02.	Conditions to the Obligations of Gateway and Amalgamation Sub	29

	ARTICLE 10
	TERMINATION

Section 10.01.	Termination	30
Section 10.02.	Effect of Termination	32

	ARTICLE 11
	MISCELLANEOUS

Section 11.01.	Notices	33
Section 11.02.	Survival of Representations and Warranties	34
Section 11.03.	Amendments; No Waivers	35
Section 11.04.	Expenses	35
Section 11.05.	Successors and Assigns	36
Section 11.06.	Governing Law	36
Section 11.07.	Jurisdiction	36
Section 11.08.	Waiver of Jury Trial	37
Section 11.09.	Counterparts; Effectiveness	37
Section 11.10.	Entire Agreement	37
Section 11.11.	Captions	37
Section 11.12.	Severability	37
Section 11.13.	No Third Party Beneficiaries	38
Section 11.14.	Specific Performance	38

	SCHEDULES

Schedule 3.03	Directors of Amalgamated Company
Schedule 4.03	Governmental Authorizations
Schedule 4.05	Company Options
Schedule 4.06	Company Subsidiary Securities
Schedule 7.02	Director and Officer Indemnification and Insurance
	Arrangements
Schedule 9.01(c)	Governmental Approvals

iii

AGREEMENT AND PLAN OF AMALGAMATION

     AGREEMENT AND PLAN OF AMALGAMATION (this “Agreement”) dated as of October 16, 2003 between FLAG Telecom Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and Reliance Gateway Net Private Limited, a company incorporated under the laws of India (“ Gateway”).

     WHEREAS, the Boards of Directors of Gateway and the Company have each determined that it is advisable and in the best interests of their respective shareholders for Gateway and the Company to enter into a business combination upon the terms and subject to the conditions set forth herein;

     WHEREAS, it is contemplated that, subject to the terms and conditions set forth herein, the business combination transaction will be effected by way of an Amalgamation (as defined herein);

     WHEREAS, Gateway intends to form a direct or indirect wholly owned subsidiary under the laws of Bermuda (“Amalgamation Sub”) for purposes of effecting the Amalgamation; and

     WHEREAS, the Boards of Directors of Gateway and the Company have each approved this Agreement and the transactions contemplated hereby, including the Amalgamation;

      The parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

     Section 1.01. Definitions. (a) The following terms, as used herein, have the following meanings:

     “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry by a Third Party relating to, or any indication of interest by a Third Party in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Company and its Subsidiaries or over 20% of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Third Party’s beneficially owning 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company or (iii) an amalgamation or a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company.

     “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided that, for the purposes of this Agreement, an “Affiliate” of Gateway shall not include the Company or any of its Affiliates and an “Affiliate” of the Company shall not include Gateway or any of its Affiliates.

     “Balance Sheet” means the consolidated balance sheet of the Company as of June 30, 2003 and the footnotes thereto set forth in the Company 10-Q.

     “Balance Sheet Date” means June 30, 2003.

     “Business Day” means any day, other than Saturday, Sunday or a U.S. or Bermuda federal holiday.

     “Companies Act” means the Bermuda Companies Act of 1981, as amended.

     “Company 10-Q” means the Company’s quarterly report on Form 10-Q for its period ended June 30, 2003.

     “Company SEC Filings” means (i) the Company’s annual report on Form 10-K for its fiscal year ended December 31, 2002, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended March 31, 2003 and June 30, 2003 (iii) its proxy statement relating to a meeting of the shareholders of the Company held on September 25, 2003, and (iv) all of its other reports, statements, schedules and registration statements filed with the SEC since October 9, 2002 other than the Company Proxy Statement.

     “FCC” means the Federal Communication Commission.

      “HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

      “Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

     “Material Adverse Effect” means a material adverse effect on the assets or liabilities of the Company and its Subsidiaries, taken as a whole other than a Material Adverse Effect resulting, directly or indirectly from (i) adverse changes in the global telecommunications industry, (ii) actions taken by competitors of the Company, (iii) actions taken by competitors of Reliance Infocomm Limited, a company incorporated under the laws of India, and its Affiliates, including, without limitation Gateway and Amalgamation Sub, in India or (iv) the public announcement of the transactions contemplated by this Agreement.

     “1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     “1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

      “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

     “SEC” means the United States Securities and Exchange Commission.

     “Shares” means the common shares, $1.00 par value per share, of the Company.

     “Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person. As used in Article 4, “Subsidiary” means Subsidiary of the Company, and as used in Article 5 “Subsidiary” means Subsidiary of Gateway.

     “Third Party” means any Person other than Gateway or any of its Affiliates.

     (b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Amalgamation	2.01
Amalgamated Company	2.01
Amalgamation Consideration	2.02
Amalgamation Sub	Recitals
Board of Directors	4.20
Certificates	2.03
Change of Control	10.02
Closing	2.01

Term	Section
Communication Licenses	4.16
Company	Recitals
Company Option	2.05
Company Proxy Statement	4.21
Company Securities	4.05
Company Shareholder Meeting	6.02
Company Subsidiary Securities	4.06
Dissenting Shareholder	2.04
Dissenting Shares	2.04
Effective Time	2.01
Employee Plans	4.15
Exchange Agent	2.03
Exchange Documents	2.03
Exon-Florio	4.03
Extension Period	8.05
FEMA	5.03
Filing Deadline	8.02
GAAP	4.08
Indemnified Party	7.02
Infocomm	10.02
Intellectual Property	4.17
Gateway	Recitals
Permits	4.16
RBI	5.03
Registrar	2.01
Required Capacity	10.02
Resolution Period	8.05
Substantially Equivalent	8.05
Transaction
Superior Proposal	6.03
Tax	4.14
Taxing Authority	4.14
Tax Return	4.14
Termination Fee	11.04

     (c) All references to “$” or “dollar” are to U.S. dollars unless otherwise indicated.

ARTICLE 2
THE AMALGAMATION

     Section 2.01. The Amalgamation. (a) Gateway agrees that promptly, but in any event within 20 days after the date hereof, it will cause Amalgamation Sub to be formed under the laws of Bermuda. Gateway agrees that it will own 100% of the common shares of the Amalgamation Sub at the Effective Time. At the Effective Time, Amalgamation Sub shall be amalgamated (the “Amalgamation”) with the Company in accordance with the provisions of the Companies Act and this Agreement, and the separate existence of Amalgamation Sub and the Company shall thereupon cease. The company resulting from the Amalgamation shall operate under the name of “FLAG Telecom Group Limited” and continue under the provisions of the Companies Act and other applicable Bermuda law and is referred to herein as the “Amalgamated Company”.

     (b) The Amalgamation shall be consummated by filing with the Registrar of Companies of Bermuda (the “Registrar”) a duly executed and verified application for registration of the Amalgamated Company and such other documents as are required by the Companies Act. The Amalgamation shall be effective on the date shown in the Certificate of Amalgamation issued by the Registrar (the “Effective Time”). Prior to the filing referred to in this Section 2.01(b), a closing (the “Closing”) shall be held, which shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, on the first Business Day on which each of the conditions set forth in Article 9 shall have been fulfilled or waived (if permissible under applicable law), or at such other time and place as Gateway and the Company may agree.

     (c) From and after the Effective Time, the Amalgamated Company shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Amalgamation Sub, all as provided in the applicable provisions of the Companies Act.

     Section 2.02. Treatment of Shares in the Amalgamation. At the Effective Time:

     (a) Each Share issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive $95.61 in cash, without interest (the “Amalgamation Consideration”). The sum of the aggregate Amalgamation Consideration and all amounts payable in respect of Company Options pursuant to Section 2.05 shall not exceed $207,000,000.

     (b) Each ordinary share of Amalgamation Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one ordinary share of the Amalgamated Company by virtue of the

Amalgamation and without any action on the part of Gateway (or any other holder of any shares of Amalgamation Sub).

     Section 2.03. Surrender and Payment. (a) Prior to the Effective Time, the Company shall appoint an agent (the “Exchange Agent”) reasonably satisfactory to Gateway for the purpose of exchanging certificates representing Shares (or any other evidence of ownership of Shares) (the “Certificates”) for the Amalgamation Consideration. Prior to the Effective Time, Gateway will provide to the Exchange Agent, in full, the Amalgamation Consideration to be paid in respect of the Shares (such amount not to be withdrawn). Promptly after the Effective Time, Gateway will send, or will cause the Exchange Agent to send, to each registered holder of Shares at the Effective Time a letter of transmittal (which shall specify that the delivery of the Amalgamation Consideration shall be effected only upon proper delivery of the Certificates to the Exchange Agent) and all other documents that may be reasonably required from each holder to effect the transfer of the Amalgamation Consideration to each such holder or its designee (collectively, the “ Exchange Documents”).

     (b) Upon surrender to the Exchange Agent of a Certificate, together with properly completed Exchange Documents, each holder of a Certificate will be entitled to receive the Amalgamation Consideration payable in respect of each Share formerly represented by such Certificate. Until so surrendered, each such Certificate shall, after the Effective Time, represent for all purposes only the right to receive such Amalgamation Consideration.

     (c) If any portion of the Amalgamation Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Shares or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

     (d) From and after the Effective Time, there shall be no further registration of transfers of Shares. If, after the Effective Time, Certificates formerly representing Shares are presented to the Amalgamated Company, they shall be cancelled and the Amalgamation Consideration shall be paid in accordance with the procedures set forth in this Article 2.

     (e) Any portion of the Amalgamation Consideration made available to the Exchange Agent pursuant to Section 2.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Shares six months after the Effective Time shall be returned to Gateway, upon demand, and any such holder who has not surrendered his Shares for the Amalgamation Consideration in accordance with this Section prior to that time shall thereafter look only to

Gateway or the Amalgamated Company for payment of the Amalgamation Consideration in respect of his Shares. Notwithstanding the foregoing, none of Gateway, Amalgamation Sub, the Company, the Amalgamated Company or the Exchange Agent shall be liable to any Person in respect of any Amalgamation Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Subject to applicable law and public policy, if any Certificates shall not have been surrendered immediately prior to such date on which any Amalgamation Consideration in respect of such Certificate would otherwise escheat to or become the property of any governmental entity, any amounts payable in respect of such Certificate shall, to the extent permitted by applicable law and public policy, become the property of Gateway, free and clear of all claims or interest of any Person previously entitled thereto.

     (f) Any portion of the Amalgamation Consideration made available to the Exchange Agent pursuant to Section 2.03(a) to pay for Shares for which appraisal rights have been perfected shall be returned to Gateway, upon demand.

     Section 2.04. Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary, any Shares that are held by shareholders of the Company who voted against, or decline to vote in favor of, the Amalgamation (“Dissenting Shareholder”) shall be cancelled at the Effective Time and the Amalgamation Consideration shall be paid at the Effective Time pursuant to this Agreement, subject to the rights of Dissenting Shareholders to require appraisal of their Shares (“Dissenting Shares”) under Section 106 of the Companies Act. In the event that Dissenting Shareholders fail to perfect, effectively withdraw or otherwise lose any right to appraisal and payment under the Companies Act such Dissenting Shareholder shall no longer have any right to appraisal thereunder. The Company shall give Gateway (i) prompt notice of any written demands by Dissenting Shareholders for appraisal of Dissenting Shares or withdrawals of such demands received by the Company pursuant to the Companies Act and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands by Dissenting Shareholders for appraisal of Dissenting Shares under the Companies Act. Except as required by Section 106 of the Companies Act, prior to the Effective Time, the Company shall not make any payment with respect to any demands by Dissenting Shareholders for appraisal of Dissenting Shares or offer to settle or settle or otherwise negotiate any such demands.

     Section 2.05. Stock Options. (a) The Company shall cause each option to purchase Shares granted to any employee or director (or former employee or director) of the Company outstanding immediately prior to the Effective Time under any employee stock option or compensation plan or arrangement of the Company (a “Company Option”), whether or not vested or exercisable, to be canceled as of the Effective Time. Thereafter, each Company Option whether or not vested or exercisable shall represent only the right to receive an amount in cash determined by multiplying (i) the excess, if any, of the Amalgamation

Consideration over the applicable exercise price of such Company Option by (ii) the number of Shares such holder could have purchased (assuming full vesting of all Company Options) had such holder exercised such Company Option in full immediately prior to the Effective Time.

     (b) Prior to the Effective Time, the Company shall use its best efforts to (i) obtain any consents from holders of Company Options and (ii) make any amendments to the terms of the applicable stock option or compensation plans or arrangements that, in the case of either clauses (i) or (ii), are necessary to give effect to the transactions contemplated by Section 2.05(a). Notwithstanding any other provision of this Section 2.05, payment may be withheld in respect of any employee stock option until such necessary consents are obtained.

     Section 2.06. Withholding Rights. Each of the Amalgamated Company and Gateway shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If the Amalgamated Company or Gateway, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which the Amalgamated Company or Gateway, as the case may be, made such deduction and withholding.

     Section 2.07. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Amalgamated Company, the posting by such Person of a bond, in such reasonable amount as the Amalgamated Company may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Amalgamation Consideration to be paid in respect of the Shares represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3
THE AMALGAMATED COMPANY; GATEWAY

     Section 3.01. Memorandum of Association of Amalgamated Company. The memorandum of association of Amalgamation Sub in effect at the Effective Time shall be the memorandum of association of the Amalgamated Company until amended in accordance with applicable law.

     Section 3.02. Bye-laws of Amalgamated Company. The bye-laws of Amalgamation Sub in effect at the Effective Time shall be the bye-laws of the Amalgamated Company until amended in accordance with applicable law.

     Section 3.03. Directors and Officers of Amalgamated Company. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Amalgamation Sub at the Effective Time shall be the directors of the Amalgamated Company and (ii) the officers of the Amalgamation Sub at the Effective Time shall be the officers of the Amalgamated Company. The names and addresses of such directors are set forth in Schedule 3.03 (which Schedule may be delivered to the Company after the date hereof but prior to the Closing).

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Gateway that:

     Section 4.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in compliance with the laws of Bermuda and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

     Section 4.02. Corporate Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby are within the Company’s corporate powers and, except for any required approval by the Company’s shareholders in connection with the consummation of the Amalgamation, have been duly authorized by all necessary corporate action on the part of the Company. This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy and similar laws or by general principles of equity (whether considered in a proceeding in equity or at law).

     Section 4.03. Governmental Authorization. Except as set forth on Schedule 4.03, the execution, delivery and performance by the Company of this Agreement and the consummation of the Amalgamation by the Company require no action by or in respect of, or filing with, any governmental body, agency, official or authority by the Company or any of its Subsidiaries other than (i) the registration of the Amalgamation with the Registrar in accordance with the Companies Act, (ii) compliance with any applicable requirements of the 1934 Act,

(iii) compliance with any applicable requirements of the HSR Act and of laws, rules and regulations analogous to the HSR Act existing in non-U.S. jurisdictions, (iv) compliance with any applicable requirements of the Exon-Florio Statute, Sec. 721 of Title VII of the Defense Production Act of 1950, as amended (50 U.S.C. App. 2170) (“Exon-Florio”) and (v) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect or materially to impair the ability of the Company to consummate the transactions contemplated by this Agreement.

     Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not, assuming shareholder approval as contemplated by Section 4.19, (i) violate the Memorandum of Association or Amended and Restated Bye-Laws of the Company, (ii) assuming compliance with the matters referred to in Section 4.03, violate any applicable law, rule, regulation, judgment, injunction, order or decree, (iii) except as set forth in the Company SEC Filings filed prior to the date hereof, require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Company or any Subsidiary or to a loss of any benefit to which the Company or any Subsidiary is entitled under any provision of any agreement or other instrument binding upon the Company or any Subsidiary or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or liabilities of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any Subsidiary, except for, in the case of clause (ii), (iii) and (iv), violations, failures to obtain any such consent or other action, defaults, terminations, cancellations, accelerations, losses or Liens that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect or materially to impair the ability of the Company to consummate the actions contemplated by this Agreement.

     Section 4.05. Capitalization. The authorized capital stock of the Company consists of 20,000,000 Shares. As of the date hereof, there were 2,000,000 outstanding Shares and Company Options to purchase an aggregate of 198,475 Shares. The exercise price of each of the Company Options is set forth on Schedule 4.05. All outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this Section 4.05, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses (i), (ii) and (iii) above being referred to collectively as the “Company Securities”).

There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Company Securities.

     Section 4.06. Subsidiaries. (a) Each Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation (except where good standing may be deemed not to exist due to the proceedings described in the annotations to Schedule 4.06), has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Subsidiary is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     (b) Except as set forth in Schedule 4.06, all of the outstanding capital stock of, or other voting securities or ownership interests in, each Subsidiary, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no outstanding (i) securities of the Company or any Subsidiary convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in any Subsidiary or (ii) options or other rights to acquire from the Company or any Subsidiary, or other obligation of the Company or any Subsidiary to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any Subsidiary (the items in Section 4.06(b)(i) and Section 4.06(b)(ii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any outstanding Company Subsidiary Securities.

     Section 4.07. SEC Filings. (a) As of its filing date (or, if amended or superceded by a filing prior to the date hereof, on the date of such filing), each Company SEC Filing filed pursuant to the 1934 Act did not, and each such Company SEC Filing filed after the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

     (b) Each Company SEC Filing that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such statement or amendment became effective, did not, and each such

Company SEC Filing filed after the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     (c) The representations and warranties contained in this Section 4.07 will not apply to statements or omissions included in the Company SEC Filings based upon information furnished to the Company in writing by Gateway or its Affiliates specifically for use therein.

     Section 4.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Filings fairly present, in conformity with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal or recurring year end adjustments in the case of any unaudited interim financial statements).

     Section 4.09. Absence of Certain Changes. Since the Balance Sheet Date through and including the date hereof, except as disclosed in the Company SEC Filings filed prior to the date hereof, or after the date hereof, to the extent expressly permitted by or consented to pursuant to Section 6.01, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been:

     (a) any event, occurrence, development or state of circumstances or facts which has had or would reasonably be expected to have a Material Adverse Effect;

     (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any repurchase, redemption or other acquisition by the Company or any Subsidiary of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any Subsidiary;

     (c) any amendment of any material term of any outstanding security of the Company or any Subsidiary or of any material indebtedness for borrowed money;

     (d) any incurrence, assumption or guarantee by the Company or any Subsidiary of any indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices;

     (e) any creation by the Company or any Subsidiary of any Lien on any material asset other than in the ordinary course of business consistent with past practices, except Liens that would not reasonably be expected to have a Material Adverse Effect or prohibit the ability of the Company to consummate the transactions contemplated by this Agreement;

     (f) any making of any loan, advance or capital contributions to or investment in any Person other than loans, advances or capital contributions to or investments in wholly-owned Subsidiaries in the ordinary course of business consistent with past practices;

     (g) any (i) entering into of any employment, deferred compensation, severance, retirement or other similar agreement with any director or executive officer of the Company or any Subsidiary (or any amendment to any such existing agreement), (ii) grant of any severance or termination pay to any director or executive officer of the Company or any Subsidiary or (iii) material increase in compensation, bonus or other benefits payable to any director or executive officer of the Company or any Subsidiary pursuant to any employment agreement or severance or retirement plans or policies thereof, other than, in the case of clause (ii) or (iii), any such actions prior to the date hereof in the ordinary course of business consistent with past practice or as otherwise required by law; or

     (h) any cancellation of any licenses, sublicenses, franchises, permits or agreements to which the Company or any Subsidiary is a party, or any written notification to the Company or any Subsidiary that any party to any such arrangements intends to cancel or not renew such arrangements beyond the expiration date thereof as in effect on the date hereof, except where such cancellation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or materially to impair the ability of the Company to consummate the actions contemplated by this Agreement.

     Section 4.10. No Undisclosed Material Liabilities. There are (a) no liabilities of the Company or any Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is (b) no existing conditions, situations or set of circumstances which would reasonably be expected to result in such a liability, in each case other than:

     (i) liabilities disclosed and provided for in the Balance Sheet or in the notes thereto or in the Company SEC Filings filed prior to the date hereof;

     (ii) liabilities relating to or arising out of the business of the Company or its Subsidiaries that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

     (iii) liabilities incurred after the date hereof to the extent permitted by, and in accordance with, Section 6.01.

     Section 4.11. Compliance with Laws and Court Orders. Neither the Company nor any Subsidiary is in violation of, or has since October 9, 2002 violated, or to the knowledge of the Company is under investigation with respect to or has been threatened to be charged with or given notice of any violation of, any applicable law, rule, regulation, judgment, injunction, order or decree, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

     Section 4.12. Litigation. Except as set forth in the Company SEC Filings filed prior to the date hereof, there is no action, suit, investigation or proceeding (or any basis therefor) pending against, or, to the knowledge of the Company, threatened against or affecting, the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries or any other Person for whom the Company or any of such Subsidiary may be liable or any of their respective properties before any court or arbitrator or before or by any governmental body, agency or official, domestic, foreign or supranational, that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or materially to impair the ability of the Company to consummate the transaction contemplated by this Agreement.

     Section 4.13. Finders’ Fees. Except for Houlihan Lokey Howard & Zukin (UK) Ltd., the Company’s financial advisor, a copy of whose engagement agreement will be promptly provided to Gateway or its legal counsel, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any Subsidiary who might be entitled to any fee or commission from the Amalgamated Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

     Section 4.14. Taxes. (a) All material Tax Returns required by applicable law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all applicable laws, and all such Tax Returns are, or shall be at the time of filing, true and complete in all material respects.

     (b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, except where the validity or amount thereof is being contested in good faith by appropriate proceedings.

     (c) “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including, but not limited to, withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any governmental authority (a “Taxing Authority”) responsible for the imposition of any such tax (whether U.S. or non-U.S.), and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability of the Company or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax sharing agreement or with respect to the payment of any amount imposed on any person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including, but not limited to, an indemnification agreement or arrangement). “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

     Section 4.15. Employee Benefit Plans. (a) “Employee Plans” means, collectively, each “employee benefit plan”, as defined in Section 3(3) of ERISA, each employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements, health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company, any Subsidiary or any of their Affiliates and covers any employee or former employee or service provider or any dependent or beneficiary thereof of the Company or the Subsidiaries, or with respect to which the Company or the Subsidiaries has any liability.

     (b) Each Employee Plan has been maintained in compliance with its terms and conditions and with the requirements prescribed by any and all applicable laws, statutes, orders, rules and regulations (including any special provisions relating to qualified plans where such Plan was intended to so qualify) and has been maintained in good standing with applicable regulatory authorities, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

     (c) There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any Subsidiary relating to, or change in employee participation or coverage under, any Employee Plan that would increase materially the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

     (d) Except as set forth in the Company SEC Filings filed prior to the date hereof and with respect to the acceleration of, and payment to, the Company Options as contemplated by this Agreement, the consummation of the transactions contemplated by this Agreement will not (either alone or with any other event), entitle any employee or independent contractor of the Company or any Subsidiary to severance pay or accelerate the time of payment or vesting or trigger any payment of funding of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan. Except as set forth in the Company SEC Filings filed prior to the date hereof, there is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of the Company or the Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Sections 280G or 162(m) of the Code.

     Section 4.16. Licenses and Permits. (a) Except where the failure of the following to be true would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, (i) the Company or its Subsidiaries own, hold or possess adequate right to use all licenses, franchises, permits, certificates, approvals or other similar authorizations affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries (the “Permits”) required in connection with the operation of the business of the Company and its Subsidiaries, including, without limitation, all required regulatory permits, licenses or other authorizations issued by governmental entities (whether U.S. or non-U.S.) that regulate communications (whether by radio, television, wire, satellite and cable) in each jurisdiction in which the Company and its Subsidiaries operate (the “Communication Licenses”), (ii) the Permits are valid and in full force and effect, (iii) neither the Company nor any Subsidiary is in default under, and no condition exists that with notice or lapse of time or both would constitute a default under, the Permits, (iv) none of the Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby, (v) none of the Permits is subject to conditions or requirements that are not generally imposed on such authorizations and (vi) each Permit is validly held and free and clear of all Liens.

     (b) Except as would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect, with respect to any of the Company and its Subsidiaries that holds a Communications License, such holder (i) has operated in all respects in compliance with all terms thereof including all system build-out requirements and (ii) has filed all registrations, statements, documents and reports and paid all fees required by all applicable law relating to, or governmental entity issuing, such Communications License. Except as would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, (A) there is no pending or, to the knowledge of the Company, threatened action by or before any U.S. or non-U.S. governmental entity to revoke, cancel, suspend, modify or refuse to renew any of the Communications Licenses and (B) to the knowledge of the Company, no Person has asserted in writing to a governmental entity that a Communications License should be modified or revoked, or that the Company or any Subsidiary is not in compliance with any Communications License and (C) no event has occurred which would permit the revocation or termination of any of the Communications Licenses or the imposition of any restriction thereon, or that would prevent any of the Communications Licenses from being renewed on a routine basis or in the ordinary course.

     Section 4.17. Intellectual Property. The Company and the Subsidiaries own or possess adequate licenses or other rights to use all Intellectual Property Rights necessary to conduct the business now operated by them, except where the failure to own or possess such licenses or rights has not had and would not be reasonably likely to have a Material Adverse Effect and, to the knowledge of the Company, the Intellectual Property Rights of the Company and the Subsidiaries do not conflict with or infringe upon any Intellectual Property Rights of others to the extent that, if sustained, such conflict or infringement has had and would be reasonably likely to have a Material Adverse Effect. For purposes of this Agreement, “Intellectual Property Right” means any trademark, service mark, trade name, mask work, copyright, patent, software license, other data base, invention, trade secret, know-how (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right.

     Section 4.18. Material Contracts. Except as set forth in the Company SEC Filings filed prior to the date hereof or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each agreement, contract, plan and lease to which the Company or any Subsidiary is a party is a valid and binding agreement of the Company or a Subsidiary, as the case may be, and is in full force and effect, and none of the Company, any Subsidiary or, to the knowledge of Company, any other party thereto is in default or breach in any material respect under the terms of any such agreement, contract, plan or lease, and, to the knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder.

     Section 4.19. Required Shareholder Vote. The affirmative vote by shareholders of the Company representing 75% of those Shares present in person or by proxy and entitled to vote and voting at the Company Shareholder Meeting (at which there is a quorum of two persons present in person or by proxy representing more than 50% of the issued and outstanding Shares) is the only vote of Company shareholders required for the adoption and approval of this Agreement and the Amalgamation.

     Section 4.20. Rights Plan. The Company has not entered into, and its Board of Directors (the “Board of Directors”) has not adopted or authorized the adoption of, a shareholder rights plan or similar agreement.

     Section 4.21. Disclosure Documents. (a) At the time the proxy or information statement of the Company to be filed with the SEC in connection with the Amalgamation (the “Company Proxy Statement”) or any amendment or supplement thereto is first mailed to shareholders of the Company, and at the time such shareholders vote on adoption of this Agreement and the Amalgamation, the Company Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The foregoing notwithstanding, this Section 4.21 shall not be deemed to have been breached by virtue of the fact that the Company filed an amendment or supplement to the Company Proxy Statement after it is first mailed to shareholders of the Company and prior to such shareholders vote of adoption of this Agreement and the Amalgamation if such amendment or supplement is not material to the Company and its Subsidiaries, taken as a whole.

     (b) The representations and warranties contained in this Section 4.21 will not apply to statements or omissions included in the Company Proxy Statement based upon information furnished to the Company in writing by Gateway or its Affiliates specifically for use therein.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF GATEWAY

     Gateway represents and warrants to the Company that:

     Section 5.01. Corporate Existence and Power. Gateway is, and Amalgamation Sub will be, a corporation duly incorporated, validly existing and in compliance with the laws of the jurisdiction of its incorporation and has (or in the case of Amalgamation Sub will have) all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business, except for those licenses, authorizations, permits, consents and approvals the absence of which would not, individually or in the aggregate, be reasonably expected to have a material adverse effect on Gateway and Amalgamation Sub. After its formation, Amalgamation Sub will not engage in any activities other than in connection with or as contemplated by this Agreement.

     Section 5.02. Corporate Authorization. (a) The execution, delivery and performance by Gateway of this Agreement and the consummation by Gateway of the transactions contemplated hereby are within the corporate powers of Gateway and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Gateway enforceable against Gateway in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy and similar laws or by the general principles of equity (whether considered in a proceeding in equity or at law).

     (b) At and as of the Closing Date, the consummation by Amalgamation Sub of the transactions contemplated hereby will be within the corporate powers of Amalgamation Sub and will have been duly authorized by all necessary corporate action.

     Section 5.03. Governmental Authorization. The execution, delivery and performance by Gateway of this Agreement and the consummation by Gateway and Amalgamation Sub of the transactions contemplated hereby require no material action by or in respect of, or material filing with, any governmental body, agency, official or authority other than (i) the registration of the Amalgamation with the Registrar in accordance with the Companies Act, (ii) compliance with any applicable requirements of the 1934 Act, (iii) compliance with any applicable requirements of the HSR Act and of laws, rules and regulations analogous to the HSR Act existing in non-U.S. jurisdiction, (iv) compliance with Indian Foreign Exchange Management Act of 2001 (“FEMA”), which compliance has been effected (v) approvals of the Reserve Bank of India (“RBI”), which approvals have been obtained, (vi) compliance with any applicable requirements of the FCC, (vii) compliance with any applicable requirements of Exon-Florio, (viii) actions and/or filings in connection with the formation of Amalgamation Sub, and (ix) any actions or filings the absence of which would not prohibit the ability of Gateway and Amalgamation Sub to consummate the transactions contemplated by this Agreement.

     Section 5.04. Non-contravention. The execution, delivery and performance by Gateway of this Agreement and the consummation by Gateway and Amalgamation Sub of the transactions contemplated hereby do not (with respect to Gateway) and will not (with respect to Gateway and Amalgamation Sub) (a) violate the organizational documents of Gateway or Amalgamation Sub or (b) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Gateway or Amalgamation Sub or to a loss of any benefit to which Gateway or Amalgamation Sub is entitled under any provision of any agreement or other instrument binding upon Gateway or Amalgamation Sub or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Gateway or Amalgamation Sub, except for failures to obtain any such consent or other action, defaults, terminations, cancellations, accelerations or losses that would not have, individually or in the aggregate, a material adverse effect on Gateway or Amalgamation Sub or prohibit the ability of Gateway or Amalgamation Sub to consummate the actions contemplated by this Agreement.

     Section 5.05. Disclosure Documents. The information with respect to Gateway and any of its Subsidiaries that Gateway furnishes to the Company in writing specifically for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof.

     Section 5.06. Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Gateway who might be entitled to any fee or commission from the Amalgamated Company or any of its subsidiaries upon consummation of the transactions contemplated by this Agreement.

     Section 5.07. Financing. Prior to the Effective Time, Gateway will have sufficient cash, available lines of credit or other sources of immediately available funds, outside of India, to enable it to pay the aggregate Amalgamation Consideration payable in respect of all of the Shares and Company Options and to pay all related fees and expenses.

     Section 5.08. Share Ownership. As of the date hereof, neither Gateway, or any of its Affiliates owns or has any beneficial interest in any Shares or Company Options.

ARTICLE 6
COVENANTS OF THE COMPANY

     The Company agrees that:

     Section 6.01. Conduct of the Company. From the date hereof until the Effective Time, the Company and its Subsidiaries shall conduct their business in the ordinary course consistent with past practice and shall use their commercially reasonable efforts to preserve intact their respective business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Effective Time, the Company shall not (and shall cause its Subsidiaries not to) without the prior written consent of Gateway (which consent shall not be unreasonably withheld or delayed):

     (a) adopt or propose any change in its Memorandum of Association or Amended and Restated Bye-Laws or similar organizational documents or any reclassification, recapitalization, stock split or combination, exchange or readjustment of Shares, or stock dividend thereon;

     (b) amalgamate, merge or consolidate with any other Person or acquire a material amount of assets of any other Person;

     (c) sell, lease, license or otherwise dispose of any material assets or property except (i) pursuant to existing contracts or commitments and (ii) in the ordinary course consistent with past practice;

     (d) knowingly take or omit to take any actions, that, individually or in the aggregate with other such actions or omissions by the Company or any of its Subsidiaries, would reasonably be expected to have a Material Adverse Effect;

     (e) other than in the ordinary course of business consistent with past practice, waive, release, grant, or transfer any assets of material value;

     (f) other than in the ordinary course of business consistent with past practice, modify or change in any material respect any existing material license or customer contract;

     (g) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than any majority-owned Subsidiary) which, are in excess of $15 million in the aggregate;

     (h) make any loans, advances or capital contributions to, or investments in, any other Person (other than any majority-owned Subsidiary) which are in excess of $15 million in the aggregate;

     (i) other than in the ordinary course of business consistent with past practice, make or change any material tax election or settle or compromise any material income tax liability in excess of $15 million in the aggregate;

     (j) adopt, propose or enter into any (i) employment, deferred compensation, severance, retirement or other similar agreement with any director or executive officer of the Company or any Subsidiary (or any amendment to any such existing agreement), (ii) grant of any severance or termination pay to any director or executive officer of the Company or any Subsidiary or (iii) material increase in compensation, bonus or other benefits payable to any director or executive officer of the Company or any Subsidiary pursuant to any employment agreement or severance or retirement plans or policies thereof, other than, in the case of clause (ii) or (iii), any increase prior to the date hereof in the ordinary course of business consistent with past practice or as otherwise required by law; or

     (k) agree or commit to do any of the foregoing.

     Section 6.02. Shareholder Meeting; Proxy Material. (a) Unless the Board of Directors determines in good faith, after consultation with its outside legal counsel, that recommending approval and adoption of this Agreement and the Amalgamation by the Company would, as a result of material new events or developments arising or occurring after the date hereof (including receipt by the Company of a Superior Proposal in compliance with Section 6.03) that were not caused by any action or intentional inaction by the Company or any of its Subsidiaries, violate its fiduciary duties, the Board of Directors shall recommend approval and adoption of this Agreement and the Amalgamation by the Company’s shareholders in accordance with the applicable provisions of the Companies Act. Notwithstanding the foregoing, the Company shall cause a meeting of its shareholders (the “Company Shareholder Meeting”) to be duly called and held as soon as reasonably practicable after the date hereof for the purpose of voting on the approval and adoption of this Agreement and the Amalgamation. In connection with such meeting, the Company shall (i) promptly prepare and file with the SEC, use its commercially reasonable efforts to have cleared by the SEC and thereafter mail to its shareholders as promptly as practicable, the Company Proxy Statement and all other proxy materials for such meeting, (ii) use its commercially reasonable efforts to obtain the necessary approvals by its shareholders of this Agreement and the transactions contemplated hereby and (iii) otherwise comply with all legal requirements applicable to such meeting.

     (b) No amendment or supplement to the Company Proxy Statement will be made by the Company without prior consultation with Gateway, except to the extent such consultation is not practicable, given time constraints and Gateway’s unavailability. The Company will promptly notify Gateway of any request by the SEC for amendment of the Company Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information.

     Section 6.03. No Solicitation; Other Offers. (a) Neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit the Board or, with the knowledge of any executive officer or other member of the management team of the Company, permit any of its or the Company’s Subsidiaries officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries (except access that may be required to be afforded to shareholders of the Company pursuant to the laws of Bermuda) to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that may reasonably be expected to be seeking to make, or has made, an Acquisition Proposal or (iii) enter into any agreement with respect to an Acquisition Proposal.

     (b) Notwithstanding the foregoing if, prior to the date when the condition set forth in Section 9.01(b) shall have been satisfied, the Company receives a proposal or offer that was not solicited, initiated or knowingly facilitated or encouraged by the Company and that did not otherwise result from a breach of Section 6.03(a) and that the Board of Directors determines in good faith (after consultation with its outside legal counsel and its financial advisor) could reasonably be expected to result in a Third Party making a Superior Proposal, and subject to compliance with Section 6.03(c), the Company may, to the extent it determines it is necessary to comply with the applicable fiduciary duties of the Board of Directors, as determined in good faith by it after consultation with outside counsel, (i) furnish information or access with respect to the Company and its Subsidiaries to such Third Party pursuant to an appropriate confidentiality agreement (a copy of which shall be provided to Gateway) and (ii) participate in discussions or negotiations with such Person regarding such proposal or offer. The Company shall, and shall cause its Subsidiaries and the advisors, employees and other agents of the Company and any of its Subsidiaries to, cease immediately and cause to be terminated any and all existing activities, discussions and negotiations, if any, with any Third Party conducted prior to the date hereof with respect to any Acquisition Proposal and shall use its reasonable best efforts to cause any such Third Party (or its agents or advisors) in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information.

     (c) The Board of Directors shall not participate in discussions or negotiations with any Person regarding a proposal or offer or provide information as permitted by Section 6.03(b) unless the Company shall have delivered to Gateway a prior written notice advising Gateway that it intends to take such action, and the Company shall continue to advise Gateway with respect to such matters after taking such action. In addition, the Company shall notify Gateway promptly after receipt by the Company (or any of its advisors) of any Acquisition Proposal, any inquiry with respect to or that could reasonably be expected to lead to an Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that, to the knowledge of the Company, may be considering making, or has made, an Acquisition Proposal. The Company shall provide such notice orally and in writing and shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal, indication or request. If the Company provides any non-public information or access to such Third Parties, the Company shall offer to provide to Gateway the same information and access as is provided to such Third Party on the same terms (including execution of a confidentiality agreement). The Company shall use its reasonable best efforts to keep Gateway fully informed, on a current basis, of the status and details of any such Acquisition Proposal, indication or request.

     (d) Nothing contained in this Section 6.03 shall prohibit the Company (i) from taking and disclosing to its shareholders a position and making the disclosure required by Rule 14e-2 promulgated under the 1934 Act, as amended or (ii) from making any other required disclosure to the Company’s shareholders if, in the good faith judgment of the Board of Directors, after consultation with its outside legal counsel, failure to make such other disclosure would be inconsistent with its obligations under law.

     “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal for at least a majority of the outstanding Shares on terms that the Board of Directors determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable and provide greater value to all the Company’s shareholders than as provided hereunder and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Board of Directors.

     Section 6.04. Notices of Certain Events. The Company shall promptly notify Gateway of any of the following of which it has knowledge:

     (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

     (b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and

     (c) any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Sections 4.12 or 4.16, as the case may be, or that relate to the consummation of the transactions contemplated by this Agreement.

ARTICLE 7
COVENANTS OF GATEWAY

     Gateway agrees that:

     Section 7.01. Obligations of Amalgamation Sub. Gateway will take all action necessary to cause Amalgamation Sub to promptly perform its obligations under this Agreement and to consummate the Amalgamation on the terms and conditions set forth in this Agreement.

     Section 7.02. Indemnification; Directors’ and Officers’ Insurance. If the Amalgamation shall occur, the Amalgamated Company shall, and Gateway shall cause the Amalgamated Company to, cause to be maintained in effect for a period of five (5) years after the Effective Time, the current provisions regarding exculpation and indemnification of, and advance of expenses to, current or former officers and directors (each an “Indemnified Party”) with respect to action taken since October 9, 2002 contained in the Amended and Restated Bye-Laws of the Company or the organizational documents of its Subsidiaries and in any agreements between an Indemnified Party and the Company or its Subsidiaries set forth on Schedule 7.02 on the date of this Agreement. For a period of five (5) years after the Effective Time, the Amalgamated Company shall, and Gateway shall cause the Amalgamated Company to, provide and maintain policies of directors’ and officers’ liability insurance with respect to actions taken since October 9, 2002 (a) providing at least the same coverage and amounts and containing terms and conditions which are, in the aggregate, materially no less advantageous to the insured as those policies currently maintained by the Company set forth on Schedule 7.02 on the date of this Agreement, (b) which shall not result in any gaps or lapses in coverage with respect to matters occurring after October 9, 2002 and prior to the Effective Time, (c) providing coverage for a five (5) year period after the Effective Time with respect to claims arising from acts, facts, errors, omissions or events that occurred since October 9, 2002 and on or before the Effective Time, including, without limitation, in respect of the transactions contemplated hereby, and (d) so long as the premium to be paid by the Company for such policies does not exceed 200% of the premium to be paid for the 12-month period ending on the date hereof; provided that if such policies cannot be obtained at such cost, the Company shall obtain as much of such policies as can be so obtained at a cost equal to 200% of the premium to be paid for the 12-month period ending on the date hereof. This covenant shall survive the Effective Time and is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.

ARTICLE 8
COVENANTS OF GATEWAY AND THE COMPANY

     The parties hereto agree that:

     Section 8.01. Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement.

     Section 8.02. Certain Filings. (a) The Company and Gateway shall cooperate with one another (i) in connection with the preparation of the Company Disclosure Documents, including, without limitation, the Company Proxy Statement, each conforming to the requirements of the 1934 Act and other applicable statutes and regulations, (ii) in determining whether any action by or in respect of, or filing with, any governmental body, agency, official, or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents and seeking timely to obtain any such actions, consents, approvals or waivers.

     (b) The Company and Gateway shall, and Gateway shall cause the Amalgamation Sub to, promptly make all required filings and submissions, and shall use their reasonable best efforts to take all actions, in each case, necessary, proper or advisable under applicable laws and regulations to obtain any required approvals of any governmental authority with jurisdiction over the transactions contemplated by this Agreement. In connection with, and without limiting, the foregoing, each of the parties hereto agree to file any filing or submission with any governmental authority, the absence of which would cause the conditions set forth in Sections 9.01(c) or 9.01(d) to fail, no later than the date (the “Filing

Deadline”) that is 21 days after the date of this Agreement (with respect to the FCC) and that is 30 days after the date of this Agreement (with respect to the HSR Act and the laws, rules and regulations analogous to the HSR Act existing in non-U.S. jurisdictions, if any); provided that if, despite the reasonable best efforts of each of the parties (made in good faith), such filings are not made by the Filing Deadline, then the date set forth in Section 10.01(b) shall be extended for a number of days equal to the number of days between the Filing Deadline and the date such filings are actually made (exclusive).

     Section 8.03. Public Announcements. Gateway and the Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

     Section 8.04. Further Assurances. At and after the Effective Time, the officers and directors of the Amalgamated Company will be authorized to execute and deliver, in the name and on behalf of the Company or Amalgamation Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Amalgamation Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Amalgamated Company any and all right, title and interest in, to and under any of the rights, properties or assets and obligations and liabilities of the Company and Amalgamation Sub acquired or to be acquired by the Amalgamated Company as a result of, or in connection with, the Amalgamation.

     Section 8.05. Resolution Period. (a) If, after the date hereof, any law, regulation, judgment, injunction, order or decree shall be in effect such that the condition set forth in Section 9.01(a) or 9.02(e) is reasonably unlikely to be satisfied prior to February 28, 2004, then the parties hereto agree to use their reasonable best efforts during the period ending on the later of February 28, 2004 and the end of the Resolution Period with respect to such law, regulation, judgment, injunction, order or decree to restructure this transaction into a Substantially Equivalent Transaction that would minimize the effect of such law, regulation, judgment, injunction, order or decree such that the conditions set forth in Sections 9.01(a) and 9.02(e) can be satisfied.

     (b) The parties also agree that if any part of a Resolution Period extends beyond February 28, 2004 (such part being hereinafter referred to as the “Extension Period”), then during such Extension Period, the provisions of Section 6.03(b) and 6.03(c) shall terminate on February 28, 2004 and be of no further force and effect (other than the obligations of the Company to keep informed and update Gateway regarding any Acquisition Proposal or any inquiry or request made by a Third Party as contemplated therein) and, except as set forth herein, the parties shall have no further rights or obligations thereunder.

     (c) The parties further agree that if any investigation, proceeding, suit or action shall be pending or instituted in any jurisdiction that Gateway reasonably determines in good faith would have an adverse impact that would be material to the Company and its Subsidiaries (taken as a whole) or Infocomm and its Subsidiaries (taken as a whole), then the parties hereto shall use their reasonable best efforts to restructure this transaction into a Substantially Equivalent Transaction that would minimize the adverse impact of such investigation, proceeding, suit or action.

     (d) For the purposes of this Agreement, “Resolution Period” shall mean the 45-day period commencing with respect to any law, regulation, judgment, injunction, order or decree contemplated by Section 9.01(a) or Section 9.02(e), on the date that Gateway reasonably determines in good faith, in accordance with Section 9.01(a) or 9.02(e), as the case may be, that such law, regulation, judgment, injunction, order or decree would cause the condition in Section 9.01(a) and 9.02(e), as the case may be, not to be satisfied. For the avoidance of doubt, a Resolution Period shall commence with respect to each law, regulation, judgment, injunction, order or decree that would cause the condition set forth in Section 9.01(a) or 9.02(e) not to be satisfied.

     (e) For the purposes of this Agreement, “Substantially Equivalent Transaction” shall mean a transaction or related transactions that provide the parties hereto with substantially the same benefits as the transactions contemplated by this Agreement on terms substantially equivalent to the terms contained in this Agreement; provided that the consideration paid to the shareholders of the Company in any Substantially Equivalent Transaction shall not be less than the aggregate Amalgamation Consideration.

ARTICLE 9
CONDITIONS TO THE AMALGAMATION

     Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Gateway and Amalgamation Sub to consummate the Amalgamation are subject to the satisfaction (or waiver by each party hereto) of the following conditions:

     (a) No provision of any applicable law or regulation and no judgment, injunction, order or decree shall be in effect in any jurisdiction (other than India), which seeks to prohibit the consummation of the Amalgamation; provided, however, that the parties shall use their reasonable best efforts to cause any such law, regulation, judgment, injunction, order or decree to be rescinded, vacated, lifted or otherwise resolved in a manner favorable to the parties hereto. Notwithstanding the foregoing, this condition shall be deemed satisfied unless Gateway reasonably determines in good faith that any such law, regulation, judgment, injunction, order or decree would have an adverse impact that would be material to the Company and its Subsidiaries (taken as a whole) or Infocomm and its Subsidiaries (taken as a whole).

     (b) The Amalgamation and this Agreement shall have been approved and adopted by the requisite affirmative vote of the shareholders of the Company at a special general meeting convened to vote on the Amalgamation and this Agreement, or any adjournment or postponement thereof, in accordance with Bermuda Law and the Company’s Memorandum of Association and Amended and Restated Bye-Laws.

     (c) The governmental consents, orders and approvals which are identified on Schedule 9.01(c) and are legally required for the consummation of the Amalgamation and the transactions contemplated hereby shall have been obtained and be in effect at the Effective Time.

     (d) With respect to the Amalgamation, any applicable waiting period, or consent, approval or authorization required, under (i) the HSR Act or (ii) the laws, rules and regulations analogous to the HSR Act existing in non-U.S. jurisdictions, if any, where outside legal counsel for the parties reasonably determine in good faith that filings are required to be made, shall have expired, been terminated or obtained.

     Section 9.02. Conditions to the Obligations of Gateway and Amalgamation Sub. The obligations of Gateway and Amalgamation Sub to consummate the Amalgamation are subject to the satisfaction (or waiver by Gateway) of the following further conditions:

     (a) Each of the representations and warranties of the Company contained in Section 4.05 or Section 4.06 shall be true and correct as of the Effective Time, as though made on and as of the Effective Time, except that any such representations and warranties that address matters only as of a particular date shall remain true and correct as of such date. Except as set forth in the preceding sentence, each of the representations and warranties of the Company contained in this Agreement shall be true and correct as of the Effective Time (in each case, without regard to Material Adverse Effect or other materiality qualifiers contained therein), as though made on and as of the Effective Time, except (i) that such representations and warranties that address matters only as of a particular date shall remain true and correct as of such date and (ii) where the failure of such representations and warranties to be true and correct would not reasonably be expected to have a Material Adverse Effect or materially to impair the ability of the Company to consummate the Amalgamation. Gateway shall have received a certificate of an authorized officer of the Company confirming that the conditions set forth in this Section 9.02(a) have been satisfied.

     (b) The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Gateway shall have received a certificate of an authorized officer of the Company confirming that the condition set forth in this Section 9.02(b) has been satisfied.

     (c) The last day on which shareholders of the Company may exercise rights pursuant to Section 106(6) of the Companies Act shall have occurred.

     (d) The percentage of Shares with respect to which shareholders of the Company have exercised rights pursuant to Section 106(6) of the Companies Act shall not exceed 30% of all Shares entitled to vote at the Company Shareholder Meeting.

     (e) No provision of any applicable law or regulation and no judgment, injunction, order or decree shall be in effect in any jurisdiction (other than India) that would have the effect of restraining or prohibiting Gateway’s ownership or operation (or that of its respective Subsidiaries or Affiliates) of all or any portion of the business or assets of Gateway or its Affiliates, as the case may be, or of the Company and its Subsidiaries (taken as a whole), which assets or business provide telecommunication access in, to or from India or compelling Gateway or the Company or any of their Subsidiaries or Affiliates to dispose of or hold separate all or any portion of its business or assets or that provide telecommunication access in, to or from India; provided, however, that the parties shall use their reasonable best efforts to cause any such law, regulation, judgment, injunction, order or decree to be rescinded, vacated, lifted or otherwise resolved in a manner favorable to Gateway and its Affiliates. Notwithstanding the foregoing, this condition shall be deemed satisfied (i) if any such law, regulation, judgment, injunction, order or decree contemplated by this Section 9.02(e) is instigated or originated by Gateway or any of its Affiliates or (ii) unless Gateway reasonably determines in good faith that any such law, regulation, judgment, injunction, order or decree would have an adverse impact that would be material to the Company and its Subsidiaries (taken as a whole) or Infocomm and its Subsidiaries (taken as a whole).

ARTICLE 10
TERMINATION

     Section 10.01. Termination. This Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Time

(notwithstanding any approval of this Agreement by the shareholders of the Company):

     (a) by mutual written agreement of the Company and Gateway;

     (b) by either the Company or Gateway, if the Amalgamation has not been consummated on or before February 28, 2004 (as such date may be extended by the proviso in Section 8.02(b)); provided that this Agreement may not be terminated pursuant to this clause (b) by (i) a party that is in material breach of its obligations hereunder or (ii) either party unless any Resolution Period commenced prior to such date relating to any law, regulation, judgment, injunction, order or decree shall have expired;

     (c) by either the Company or Gateway, if the Board of Directors shall have failed to make or give full support for, or withdrawn or modified in any manner adverse to Gateway, its approval or recommendation of this Agreement or the Amalgamation or made any determination permitted by the first sentence of Section 6.02; provided, that this Agreement cannot be terminated by the Company unless (i) the Company shall have complied with all of its obligations under Section 6.03, (ii) the Company intends to terminate this Agreement and to enter into a binding written agreement concerning a Superior Proposal, (iii) the Company notifies Gateway, in writing, of such intent and at least 72 hours prior to termination of this Agreement, attaching thereto the most current version of such binding agreement (or a description of all material terms and conditions thereof), (iv) Gateway does not make, within 72 hours of receipt of such written notification, an offer that the Board of Directors determines in good faith, after consultation with its financial advisors, is at least as favorable to the shareholders of the Company as such Superior Proposal, it being understood that the Company shall not enter into any such binding agreement with respect to the Superior Proposal during such 72 hour period and (v) the Company shall have paid or made arrangements to pay any amounts due pursuant to Section 11.04(b);

     (d) by either the Company or Gateway if the condition set forth in Section 9.01(b) shall not have been satisfied;

     (e) by Gateway if the Company shall have breached any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Section 9.02(a) or 9.02(b) and is incapable of being, or is not, cured within 5 days after the giving of written notice to the Company with regard to any breach of Section 6.02, 8.01 or 8.02 and within 45 days after the giving of written notice to the Company with regard to any other breaches; provided, however, that Gateway shall not have the right to terminate this Agreement pursuant to this Section 10.01(e) with respect to a specific breach if more than 45 days have elapsed since the end of the 45 day cure period;

     (f) by Gateway if the condition set forth in 9.02(d) shall not have been satisfied; provided that such termination right must be exercised within 15 days of notice that the condition set forth in Section 9.02(d) has not been satisfied;

     (g) by Gateway if the Company shall have failed to comply in all material respects with its obligations under Section 6.03.

     The party desiring to terminate this Agreement pursuant to Sections 10.01(b)-(g) (inclusive) shall give written notice of such termination to the other party.

     Section 10.02. Effect of Termination. (a) If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect with no liability on the part of any party hereto, except that the agreements contained in this Section 10.02 and Sections 11.01, 11.04, 11.05, 11.06, 11.07, 11.08, 11.10, 11.12, 11.13 and 11.14 shall survive the termination hereof. Notwithstanding the foregoing, (i) if a termination resulted from the (A) willful failure of a party to fulfill a condition to the performance of the obligations of the other party or (B) breach by any party hereto of any representation or warranty made as of the date hereof, the party whose breach or failure resulted in such termination shall be fully liable for any and all damages incurred or suffered by the other party as a result of such failure or breach or (ii) if a termination of this Agreement results in the Termination Fee described in Section 11.04 becoming payable, the Company shall be obligated to pay such Termination Fee in accordance with the terms, and at the times, specified therein. Under no circumstances shall any party hereto be liable for punitive, exemplary or special damages.

     (b) If this Agreement is terminated by Gateway pursuant to Section 10.01(b), Gateway agrees that if Reliance Infocomm Limited or any of its Subsidiaries (collectively, “Infocomm”) thereafter requires additional capacity into or out of India (by lease or purchase, including indefeasible rights of use) from a Third Party provider any or all of which is available on the Company’s network (“Required Capacity”), Infocomm will notify the Company of such need and ask the Company to submit a proposal to supply such Required Capacity. If the Company submits a proposal for such Required Capacity within 10 days after such request, and such proposal would satisfy any or all of the Required Capacity and is on terms that are substantially equal to or better than the most favorable bona fide proposal submitted to Infocomm by any bona fide Third Party alternative providers, Infocomm will purchase the Required Capacity from the Company on the Company’s proposed terms. If the terms of such proposal are not substantially equal to or better than the most favorable such bona fide proposal, Infocomm will negotiate with the Company in good faith to reach agreement on terms for the Required Capacity that are reasonably acceptable to Infocomm and are at least substantially equal to or better than the most favorable bona fide proposal that Infocomm receives from any bona fide Third Party alternative providers with respect to the Required Capacity. Infocomm will purchase the Required Capacity from the Company if, following a reasonable period for such negotiations as is customary in the industry, the Company is able to provide terms that are substantially equal to or better than the most favorable terms offered by other Third Party alternative providers. For purposes of this Section 10.02(b), terms shall be considered “substantially equal”, “better” or “most favorable” as determined in good faith by Infocomm based upon its needs for the Required Capacity and the price, quality, delivery and other reasonable criteria.

     Infocomm’s obligations under this Section 10.02(b) will terminate upon the earlier to occur of (i) the third anniversary of the date that Gateway terminates this Agreement pursuant to Section 10.01(b) and (ii) the date when a Change of Control occurs.

     For the purpose of this Section 10.02(b), “Change of Control” means (i) any "person" or "group" is or becomes the "beneficial owner" (as such terms are used in Rule 13d-3 promulgated under the 1934 Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time or the occurrence of a subsequent condition), directly or indirectly, of more than 50% of the Shares (measured by voting power rather than number of shares) or (ii) the Company consolidates or merges with or into any other Person or sells, assigns, conveys, transfers, leases, licenses or otherwise disposes of all or substantially all of its assets and the assets of the Company's direct and indirect subsidiaries (on a consolidated basis) to any other Person, in either in one transaction or a series of related transactions, other than a consolidation or merger or disposition of assets: (x) of or by the Company into or to a 100% owned subsidiary of the Company or (y) pursuant to a transaction in which the outstanding Shares are changed into or exchanged for securities or other property with the effect that the beneficial owners of the outstanding Shares of the Company immediately prior to such transaction, beneficially own, directly or indirectly, at least a 75% of the Shares (measured by voting power rather than number of shares) of the surviving corporation or the Person to whom the Company's assets are transferred immediately following such transaction.

ARTICLE 11
MISCELLANEOUS

     Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

     if to Gateway or Amalgamation Sub, to:

Reliance Gateway Net Private Limited
Dhirubhai Ambani Knowledge City
Block E, SB-14, 1st Floor
Thane-Belapur Road
Koparkhairane, Navi Mumbai
400 709, India
Telecopy: 011-91-22-3032-5895
Attention: PMS Prasad

with copies to:

Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telecopy: 212-450-3800
Attention: Phillip R. Mills and Nancy L. Sanborn

if to the Company, to:

FLAG Telecom Group Limited
9 South Street
London W1K 2XA
United Kingdom
Telecopy: 011-44-207-317-0808
Attention: Patrick T. Gallagher

with a copy to:

Akin Gump Strauss Hauer & Feld LLP
590 Madison Avenue
New York, New York 10022
Telecopy: 212-872-1002
Attention: Kerry E. Berchem and Patrick J. Dooley

or such other address or telecopy number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date and at the time of actual receipt by the recipient thereof; provided that if any such notice, request or other communication is given by telecopy, it shall be deemed received when transmission of the telecopy is confirmed by the sender’s telecopier.

     Section 11.02. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or the termination of this Agreement.

     Section 11.03. Amendments; No Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of this Agreement by the shareholders of the Company, no such amendment or waiver shall, without the further approval of such shareholders, alter or change (i) the amount or kind or time or nature of consideration to be received in exchange for any shares of capital stock held by such shareholders or (ii) any of the terms or conditions of this Agreement if such alteration or change would adversely affect such shareholders in any material respect. After the Effective Time, the provisions of Section 7.02 shall not be amended without the consent of the Indemnified Parties.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     Section 11.04. Expenses. (a) Except as otherwise provided in this Section 11.04, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

     (b) If the Amalgamation is not consummated in circumstances where this Agreement has been terminated pursuant to Section 10.01(c) or Section 10.01(g), then the Company shall pay Gateway the Termination Fee upon, or promptly following the Company’s receipt of notices of, such termination.

     (c) If the Amalgamation is not consummated in circumstances where this Agreement has been terminated pursuant to Section 10.01(d), then the Company shall pay Gateway the Termination Fee if (i) any Acquisition Proposal is pending or publicly announced at the time of the Company Shareholder Meeting and within 9 months of the date of termination of this Agreement, the Company consummates such Acquisition Proposal or enters into an agreement to consummate such Acquisition Proposal which is thereafter consummated or (ii) within 9 months of the date of termination of this Agreement, the Company consummates any Acquisition Proposal or enters into an agreement to consummate any Acquisition Proposal which is thereafter consummated and provides the shareholders of the Company cash, securities or other consideration with an aggregate value in excess of the aggregate Amalgamation Consideration. In either case, such Termination Fee shall be payable upon, or promptly following, the consummation of such Acquisition Proposal.

     (d) If the Amalgamation is not consummated in circumstances where this Agreement has been terminated pursuant to Section 10.01(e) (as a result of a breach of any covenant or other agreement by the Company), then the Company shall pay Gateway the Termination Fee if within 9 months of the date of termination of this Agreement, the Company consummates any Acquisition Proposal or enters into an agreement to consummate any Acquisition Proposal which is thereafter consummated. Such Termination Fee shall be payable upon, or promptly following, the consummation of such Acquisition Proposal.

     (e) For the purposes of this Agreement, “Termination Fee” shall mean (i) $6,210,000 million in cash or (ii) in the case of clause (ii) of Section 11.04(c), the lesser of (A) the amount set forth in clause (i) above and (B) the amount by which the aggregate value of cash, securities or other consideration payable to the Company’s shareholders pursuant to the Acquisition Proposal contemplated therein exceeds (B) the aggregate Amalgamation Consideration.

     (f) This Section shall survive the termination of this Agreement in accordance with Article 10.

     Section 11.05. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, however, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto. The foregoing notwithstanding, Gateway may, at any time prior to the Closing Date, transfer its rights and obligations hereunder to any of its Affiliates or nominees; provided that such transfer will not materially impair or delay the transactions contemplated hereby; and provided further that no assignment shall limit the assignor’s obligations hereunder.

     Section 11.06. Governing Law. This Agreement shall be governed by and construed in accordance with the law of Bermuda, without regard to its conflicts of law principles.

     Section 11.07. Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Supreme Court of Bermuda (unless such court shall not accept jurisdiction in which case the action may be brought in any other courts), and each of the parties hereby consents to the jurisdiction of the Supreme Court of Bermuda (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

     Section 11.08. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (b) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (c) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.08.

     Section 11.09. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Except as otherwise indicated, no provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

     Section 11.10. Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

     Section 11.11. Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

     Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

     Section 11.13. No Third Party Beneficiaries. Except as provided in Section 7.02 (which is intended to be for the benefit of the Indemnified Persons covered thereby and may be enforced by such Indemnified Persons), no party other than the parties hereto shall be an intended beneficiary of this Agreement or any portion hereof; provided, that the shareholders of the Company shall have the ability to enforce (but only after the Effective Time) any and all rights they may have after the Effective Time to receive their respective portion of the Amalgamation Consideration.

     Section 11.14. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the day and year first above written.

FLAG TELECOM GROUP LIMITED

By:	/s/ Eugene I. Davis

	Name:	Eugene I. Davis
	Title:	Director

By:	/s/ Robert M. Aquilina

	Name:	Robert M. Aquilina
	Title:	Director

By:	/s/ Anthony J. Pacchia

	Name:	Anthony J. Pacchia
	Title:	Director

RELIANCE GATEWAY NET PRIVATE LIMITED

By:	/s/ P.M.S. Prasad

	Name:	P.M.S. Prasad
	Title:	Authorized Signatory

October 28, 2003

Re: Amendment of the Amalgamation Agreement and Letter Agreement

FLAG Telecom Group Limited
9 South Street
London W1K 2XA
United Kingdom
Attention: Kees van Ophem

Dear Mr. Kees van Ophem:

     Reference is made to (i) the Agreement and Plan of Amalgamation (the “Agreement”) dated as of October 16, 2003 between FLAG Telecom Group Limited (the “Company”) and Reliance Gateway Net Private Limited (“Gateway”) and (ii) the letter agreement (the “16(b) Agreement”) dated as of October 16, 2003 between the Company and Gateway. Capitalized terms used herein and not defined herein shall have the meaning assigned thereto in the Agreement.

     The purpose for this letter agreement is to amend the Agreement and the 16(b) Agreement as follows: (i) all references in the Agreement and the 16(b) Agreement to “Reliance Gateway Net Private Limited” are changed to “Reliance Gateway Net Limited,” (ii) the word “million” in Section 11.04(e)(i) of the Agreement is deleted, (iii) in Section 11.10 of the Agreement, the following language is hereby inserted after the word “Agreement” in the first place where it appears “and the letter agreement between the Company and Gateway dated as of date hereof with respect to Section 16(b) of the 1934 Act”, the word “constitutes” is changed to “constitute” and the word “supercedes” is changed to “supercede” and (iv) in Section 11.01 of the Agreement, the telecopy of the Company is changed from “011-44-207-317-0808” to “011-44-207-317-4096” and the name to whom notices to the Company are addressed is changed from “Patrick T. Gallagher” to “Kees van Ophem.” These amendments shall be effective as of October 16, 2003 when this letter agreement is signed on behalf of the Company as provided below.

     This letter agreement shall be governed by and construed in accordance with the laws of Bermuda, without regard to its conflicts of laws principles.

     Except as expressly set forth above, nothing contained in this letter agreement shall be deemed to waive, amend or otherwise modify any provision of the Agreement or the 16(b) Agreement.

     This letter agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

     Please confirm that the foregoing is in accordance with your understanding by signing and returning to us an executed duplicate of this letter.

Very truly yours,

RELIANCE GATEWAY NET LIMITED

By:	/s/ P.M.S. Prasad

	Name:	P.M.S. Prasad
	Title:	Authorized Signatory

Accepted and agreed as of
the date first above written:

FLAG TELECOM GROUP LIMITED

By:	/s/ Eugene I. Davis

	Name:	Eugene I. Davis
	Title:	Director

By:	/s/ Robert M. Aquilina

	Name:	Robert M. Aquilina
	Title:	Director

By:	/s/ Anthony J. Pacchia

	Name:	Anthony J. Pacchia
	Title:	Director

cc:		Akin Gump Strauss Hauer & Feld LLP 590 Madison Avenue New York, New York 10022 Telecopy: 212-872-1002 Attention: Kerry E. Berchem and Patrick J. Dooley

December 4, 2003

Re: Second Amendment to the Amalgamation Agreement

FLAG Telecom Group Limited
9 South Street
London W1K 2XA
United Kingdom
Attention: Special Committee of the Board of Directors

Dear Members of the Special Committee:

     Reference is made to the Agreement and Plan of Amalgamation, dated as of October 16, 2003 (as amended, the “Amalgamation Agreement”), by and between FLAG Telecom Group Limited (the “Company”) and Reliance Gateway Net Limited (“Gateway”). Capitalized terms used herein and not defined shall have the meaning assigned to them in the Amalgamation Agreement.

     The purpose of this letter agreement is to amend the Amalgamation Agreement as follows:

     (i) Section 2.02(a) be and it hereby is deleted and the following be and it hereby is inserted in place thereof: “Each Share issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive $97.41 in cash, without interest (the “Amalgamation Consideration”). The sum of the aggregate Amalgamation Consideration and all amounts payable in respect of Company Options pursuant to Section 2.05 shall not exceed $210,951,295. Notwithstanding the foregoing, the parties hereto agree and acknowledge that pursuant to that certain HMC Agreement dated as of December 3, 2003 (the “HMC Agreement”) by and among Gateway, the Company and Harbert Distressed Investment Master Fund Ltd. (“HMC”), Gateway shall pay an additional $1,000,000 consideration to HMC in connection with the transactions contemplated hereby. In addition, Gateway agrees that neither it nor any of its affiliates shall pay any other additional consideration to HMC in connection with the transactions contemplated hereby without the prior written consent of the Company.”;

     (ii) in the first sentence of Section 2.05(a), the words “use its reasonable best efforts to” be and they hereby are inserted after the word “shall”;

     (iii) in the second sentence of Section 2.05(a), the words “to the extent permitted by applicable law,” be and they hereby are inserted after the word “Thereafter,”;

     (iv) in the first sentence of Section 2.05(b), the word “reasonable” be and it hereby is inserted prior to the words “best efforts”;

     (v) in the second sentence of Section 4.05, the number “198,475” be and it hereby is deleted and the number “198,025” be and it hereby is inserted in place thereof;

     (vi) Schedule 4.05 be and it hereby is deleted and Exhibit A hereto be and it hereby is inserted in place thereof;

     (vii) in Section 6.01(j), the words “; provided, that the Company shall be permitted to pay Mr. Patrick Gallagher $48,705 in cash in exchange for the cancellation of 500 restricted Shares held by Mr. Gallagher immediately prior to the Effective Time” be and they hereby are inserted at the end thereof;

     (viii) in the second sentence of Section 6.02(a), the words “(giving due consideration to the Company’s obligations under the HMC Agreement)” be and they hereby are inserted at the end thereof; and

     (ix) in Section 10.01(b), the words “February 28, 2004” be and they hereby are deleted and the words “March 10, 2004” be and they hereby are inserted in place thereof.

     These amendments shall be effective as of the date hereof.

     This letter agreement shall be governed by and construed in accordance with the laws of Bermuda, without regard to its conflicts of laws principles.

     Except as expressly set forth above, nothing contained in this letter agreement shall be deemed to waive, amend or otherwise modify any provision of the Amalgamation Agreement.

     This letter agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

     Please confirm that the foregoing is in accordance with your understanding by signing and returning to us an executed duplicate of this letter.

Very truly yours,

RELIANCE GATEWAY NET LIMITED

By:	/s/ P.M.S. Prasad

	Name:	P.M.S. Prasad
	Title:	Authorized Signatory

Accepted and agreed as of
the date first above written:

FLAG TELECOM GROUP LIMITED

By:	/s/ Eugene I. Davis

	Name:	Eugene I. Davis
	Title:	Director

By:	/s/ Robert M. Aquilina

	Name:	Robert M. Aquilina
	Title:	Director

By:	/s/ Anthony J. Pacchia

	Name:	Anthony J. Pacchia
	Title:	Director

cc:	Akin Gump Strauss Hauer & Feld LLP 590 Madison Avenue New York, New York 10022 Telecopy: 212-872-1002 Attention: Kerry E. Berchem and Patrick J. Dooley

EXHIBIT A

Schedule 4.05

FLAG TELECOM GROUP LIMITED – EXERCISE PRICE OF OPTIONS

DATE	QUANTITY	ISSUE PRICE

17 March 2003	118,425 (employees)	$14.00/option

17 March 2003	61,600 (directors)	$14.00/option

8 April 2003	6,000	$25.00/option

2 June 2003	1,550	$34.50/option

1 July 2003	8,200	$31.75/option

1 August 2003	700	$60.00/option

1 September 2003	200	$61.50/option

1 October 2003	200	$60.00/option

3 November 2003 *	1,150	$87.00/option

Total Allocated:	198,025

Total Options:	222,222

Note:

* These options were granted to employees who executed employment agreements with the Company on or prior to October 16, 2003 at which point stock options were pledged under their respective employment agreements.